ZENATECH, INC.

COMPENSATION CLAWBACK POLICY

 Upon the recommendation of the Compensation and Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of ZenaTech, Inc. (the “Company”), the Board has adopted the following Compensation Clawback Policy (this “Policy”) effective as of September 30, 2025 (the “Effective Date”).

1.Purpose. The purpose of this Policy is to address the recovery of certain incentive compensation in the manner required by Rule 10D-1 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 5608 of the Nasdaq Marketplace Rules.

2.Administration. This Policy shall be administered by the Committee and all determinations made by the Committee shall be final and binding on all affected individuals.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(a)“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material adverse noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material and adverse to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that corrects an error that is not material and adverse to previously issued financial statements, but that would result in a materially adverse misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

(b)“Affiliate” shall mean each entity that directly or indirectly controls, is controlled by, or is under common control with the Company.

(c)“Clawback Eligible Incentive Compensation” shall mean Incentive-Based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as a Covered Executive, (iii) if such individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (irrespective of whether such individual continued to serve as a Covered Executive upon or following the Restatement Trigger Date), (iv) while the Company has a class of securities listed on a senior securities exchange in the United States or a national securities association in the United States, and (v) during the applicable Clawback Period. For the avoidance of doubt, Incentive-Based Compensation Received by a Covered Executive on or after the Effective Date could, by the terms of this Policy, include amounts approved, awarded, or granted prior to such Effective Date.

(d)“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Trigger Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of at least nine months shall count as a completed fiscal year).

(e)“Company Group” shall mean the Company and its Affiliates.

(f)“Covered Executive” shall mean any “executive officer” of the Company as defined under the Nasdaq Marketplace Rules.

(g)“Erroneously Awarded Compensation” shall mean the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. With respect to any compensation plan or program that takes into account Incentive-Based Compensation, the amount contributed to a notional account that exceeds the amount that otherwise would have been contributed had it been determined based on the restated amount, computed without regard to any taxes paid, shall be considered Erroneously Awarded Compensation, along with earnings accrued on that notional amount.

(h)“Exchange” shall mean The Nasdaq Capital Market.

(i)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “SEC”) in order to be considered a Financial Reporting Measure.

(j)“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(k)“Received” shall mean the deemed receipt of Incentive-Based Compensation. Incentive-Based Compensation shall be deemed received for this purpose in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(l) “Restatement Trigger Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.Recovery of Erroneously Awarded Compensation. Upon the occurrence of a Restatement Trigger Date, the Company shall recover Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on if or when restated financial statements are filed following the Restatement Trigger Date.

(a)Process. The Committee shall use the following process for recovery:

(i)First, the Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive in connection with an Accounting Restatement. For Incentive-Based Compensation based on (or derived from) share price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Exchange).

(ii)Second, the Committee will provide each affected Covered Executive with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recovery, and the means of recovery that the Company will accept.

(b)Means of Recovery. The Committee shall have the discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation, which may include without limitation: (i) recovery of cash or Company shares, (ii) forfeiture of unvested cash or equity awards (including those subject to service-based and/or performance-based vesting conditions), (iii) cancellation of outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) to the extent consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), offset of other amounts owed to the Covered Executive or forfeiture of deferred compensation, (v) reduction of future compensation, and (vi) any other remedial or recovery action permitted by law. Notwithstanding the foregoing, the Company Group makes no guarantee as to the treatment of such amounts under Section 409A, and shall have no liability with respect thereto. For the avoidance of doubt, appropriate means of recovery may include amounts approved, awarded, or granted prior to the Effective Date. Except as set forth in Section 4(d) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.

(c)Failure to Repay. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company Group when due (as determined in accordance with Section 4(a) above), the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recovering such Erroneously Awarded Compensation if the Company Group can prove that the Covered Executive did not behave in good faith, acted recklessly or frivolously in respect of their failure to repay the Erroneously Awarded Compensation.

(d)Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recover Erroneously Awarded Compensation if one of the following conditions is met and the Committee determines that recovery would be impracticable:

(i)The direct expense paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to the Exchange;

(ii)Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the Exchange; or

(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Exchange Act and Nasdaq Marketplace Rules.

6.Indemnification Prohibition. No member of the Company Group shall be permitted to indemnify any current or former Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company Group’s enforcement of its rights under this Policy. The Company may not pay or reimburse any Covered Executive for the cost of third-party insurance purchased by a Covered Executive to fund potential recovery obligations under this Policy.

7.Acknowledgment. To the extent required by the Committee, each Covered Executive shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such Covered Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Executive will be fully bound by, and must comply with, the Policy, whether or not such Covered Executive has executed and returned such acknowledgment form to the Company.

8.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Board intends that this Policy be interpreted consistent with the Rule 10D-1 of the Exchange Act and Rule 5608 of the Nasdaq Marketplace Rules.

9.Amendment; Termination. The Board may amend or terminate this Policy from time to time in its discretion, including as and when it determines that it is legally required to do so by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

10.Other Recovery Rights. The Board intends that this Policy be applied to the fullest extent of the law. The Board and/or Committee may require that any employment agreement, equity award, cash incentive award, or any other agreement entered into be conditioned upon the Covered Executive’s agreement to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company Group, whether arising under applicable law, regulation or rule, pursuant to the terms of any other policy of the Company Group, pursuant to any employment agreement, equity award, cash incentive award, or other agreement applicable to a Covered Executive, or otherwise (the “Separate Clawback Rights”). Notwithstanding the foregoing, there shall be no duplication of recovery of the same Erroneously Awarded Compensation under this Policy and the Separate Clawback Rights, unless required by applicable law.

Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Approved September 30, 2024

Exhibit A

ZENATECH, INC.

COMPENSATION CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the ZenaTech, Inc. Compensation Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company Group. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company Group reasonably promptly to the extent required by, and in a manner permitted by, the Policy, as determined by the Committee of the Company’s Board of Directors in its sole discretion.

Sign:	/s/ Shaun Passley
Name:	Shaun Passley

Date:	September 30, 2024